Exhibit 99.152

MANAGEMENT’S DISCUSSION AND ANALYSIS

Three and nine months ended September 30, 2021

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) has been prepared based on information available to DeFi Technologies Inc. (“we”, “our”, “us”, “DeFi” or the “Company”) containing information through November 15, 2021, unless otherwise noted. The MD&A provides a detailed analysis of the Company’s operations and compares its financial results for the three and nine months ended September 30, 2021 and 2020. The financial statements and related notes of DeFi have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Please refer to the notes of the December 31, 2020 annual audited consolidated financial statements for disclosure of the Company’s significant accounting policies. The Company’s presentation currency is the Canadian dollar. Unless otherwise noted, all references to currency in this MD&A refer to Canadian dollars.

Additional information, including our press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available online under the Company’s SEDAR profile at www.sedar.com.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

Except for statements of historical fact relating to DeFi certain information contained herein constitutes forward-looking information under Canadian securities legislation. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “goal”, “predict”, “potential”, “should”, “believe”, “intend” or the negative of these terms and similar expressions are intended to identify forward- looking information and statements. The information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information and statements. Such statements reflect the Company’s current views with respect to certain events, and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance, or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, estimated, or expected. With respect to the forward-looking statements contained herein, although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements, because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the Company’s lack of operating history as an investment company; the volatility of the market price of the common shares of the Company; risks relating to the trading price of the common shares of the Company relative to net asset value; risks relating to available investment opportunities and competition for investments; the volatility of the share prices of investments in public companies; the dependence on management, directors and the investment committee; risks relating to additional funding requirements; potential conflicts of interest and potential transaction and legal risks, conflict of interests and litigation risks, as more particularly described under the heading “Risk Factors” in this MD&A and in the Company’s Annual Information Form (“AIF”) filed with Canadian securities regulators. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

OVERVIEW OF THE COMPANY

The Company is a publicly listed issuer on the NEO Exchange trading under the symbol “DEFI”. The Company is a technology company bridging the gap between traditional capital markets and decentralized finance. The Company’s mission is to expand investor access to industry-leading decentralized technologies which it believes lie at the heart of the future of finance. On behalf of its shareholders and investors, it identifies opportunities and areas of innovation, and builds and invests in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. The Company does so through three distinct business lines: DeFi Asset Management, DeFi Ventures and DeFi Governance.

The Company’s consolidated financial statements have been prepared in accordance with IFRS applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

INVESTMENT PILLARS

DeFi generates revenue through three core pillars:

DeFi Asset Management

The Company, through its 100% ownership of Valour Inc. (“Valour”), is developing Exchange Traded Notes (“ETNs”) that synthetically track the value of a single DeFi protocol or a basket of protocols. ETNs simplify the ability for retail and institutional investors to gain exposure to DeFi protocols or basket of protocols as it removes the need to manage a wallet, two-factor authentication, various logins, and other intricacies that are linked to managing a decentralized finance protocol portfolio.

DeFi Venture

The Company, whether by itself or through its subsidiaries, invests in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets.

DeFi Governance

The Company is also developing governance services and product within the DeFi ecosystem. The Company will use its expertise in DeFi to offer management of a node of decentralized protocols to create consensus within a network.

HIGHLIGHTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

The Company’s highlights for the nine months ended September 30, 2021 and subsequent events include:

◾
On January 21, 2021, the Company’s common shares started trading on the NEO Exchange. The Company began to trade under the symbol DEFI upon listing on NEO Exchange. In conjunction with this uplisting, the Company arranged for the delisting of the Company from the TSX Venture Exchange effective the close of trading on January 20, 2021.

◾
On February 3, 2021, the Company announced that Thibaut Ceyrolle, EMEA (Europe, Middle East and Asia) founder and vice-president of Snowflake Inc., joined the board of advisors of Company. Mr. Ceyrolle has a wealth of experience in growing and scaling software and cloud industries companies for more than 20 years.

◾
On February 16, 2021, the Company appointed Wouter Witvoet as Chief Executive Officer of the Company. Mr. Witvoet previously was founder and CEO at Secfi Inc., the first platform offering financing secured by private company stock.

◾
On February 18, 2021, the Company appointed Teeka Tiwari as executive chairman of advisory board of the Company. Mr. Tiwari, as an investment analyst, is credited as being one of the first experts to explore cryptocurrencies.

◾	On February 26, 2021, the Company changes its name to DeFi Technologies Inc.

◾
On March 3, 2021, the Company has appointed Anthony Pompliano as an adviser to the Company. Mr. Pompliano manages an investment portfolio valued at approximately $500 million. He is the managing partner at Pomp Investments and previously co-founded asset management firm Morgan Creek Digital. Mr. Pompliano hosts the popular Pomp Podcast and writes a daily letter to more than 135,000 investors about bitcoin and digital assets.

◾
On March 9, 2021, the Company closed a non-brokered private placement financing of an aggregate of five million common shares of the Company at a price of $2 per common share for gross proceeds of $10 million.

◾
On March 12, 2021, the Company launched a new security product, DeFi Governance. DeFi Governance seeks to work with decentralized networks, running nodes to provide governance to networks and validate transactions globally. DeFi Technologies' initial partnership with Shyft Network contributors will be for Defi Technologies to openly implement node servers for its KYC decentralized network with the intention of becoming one of the initial globally distributed set of governance parties. The Shyft Network is building the first of its kind identity layer for decentralized finance so that participants and transacting institutions can provide additional transparency by identifying both sides of a transaction instantaneously and securely. In connection with running one of the consensus nodes, Defi Technologies can receive rewards from securing transactions on the Shyft Network as well as for providing governance services such as voting on code changes and other upgrades to the globally decentralized network.

◾	On April 1, 2021, the Company acquired the remaining interest of Valour Structured Products, Inc and owns 100% of Valour.

◾
On April 7, 2021, the Company wholly owned subsidiary, Valour Structured Products, has launched Ethereum Zero, an exchange-traded product that comes with zero management fees. The Company believes Bitcoin Zero and ETH Zero will give every investor the ability to access both the bitcoin and ethereum markets.

◾
On April 21, 2021, the Company completed a share exchange transaction with Hive Blockchain Technologies Ltd. Pursuant to the transaction, DeFi Technologies issued 10 million common shares of Defi Technologies to Hive in exchange for four million common shares of Hive. In addition to the transaction, Hive and Defi Technologies created a partnership surrounding the decentralized finance (Defi) ecosystem with specific applications around Ethereum and miner extractable value (MEV). The new partnership, which follows three months of discussions, will enable Hive with a strategic stake in Defi Technologies and a broader partnership surrounding the Defi ecosystem with a specific focus on the Ethereum-based MEV space and developments surrounding it.

◾
On April 22, 2021, the Company completed its implementation of the Shyft network node and has become one of the main validators of the Shyft network. By becoming a validator on the network, the Company joined the Shyft Federation.

◾
On May 14,2021, the Company added Krisztian Toth to the board of directors and Russell Starr to the management team as head of capital markets. Mr. Toth is an experienced mergers and acquisitions lawyer and partner at the law firm of Fasken Martineau DuMoulin LLP, which is a leading international business law and litigation firm. Mr. Toth is also a director of a number of public companies, including Voyager Digital, a publicly listed crypto-asset broker that provides retail and institutional investors with a turnkey solution to trade crypto assets. Mr. Starr is an established chief executive officer, entrepreneur and financier with deep capital markets and industry expertise. A trusted leader and adviser focused on forging meaningful, high-stakes, high-return business development connections.

◾	On May 18, 2021, Valour Structured Products Inc., a subsidiary of Defi Technologies Inc., launched its Cardano exchange-traded product on the Nordic Growth Market (“NGM”) stock exchange.

◾
On June 1, 2021, Valour Structured Products Inc., a subsidiary of Defi Technologies Inc., launched its Polkadot ETP on the NGM stock exchange. The Valour Polkadot ETP enables investors to gain exposure to DOT, the native token of the Polkadot protocol, simply and securely, through their bank or broker.

◾
On June 14, 2021, the Company completed the acquisition of a 10-per-cent equity interest in SDK:meta, LLC, a privately held web3 blockchain technology company driving mass adoption of user-centric platforms and mobile consumption of decentralized finance and related offerings.

◾
On June 16, 2021, the Company’s wholly owned subsidiary, Valour Structured Products, has signed a letter of intent with Arcane Crypto's wholly owned subsidiary, Arcane Assets AS, with the intention to explore the issuance and listing of an exchange-traded product (“ETP”) based on Arcane's cryptocurrency fund. The ETP would be the first to have a cryptocurrency fund as an underlying asset and the market provides exciting expansion possibilities for both the Arcane fund and Valour. Valour and Arcane Assets are working on a definitive partnership agreement and a plan for issuance and expect these to be completed later this year.

◾	On July 20, 2021, the Company appointed Russell Starr as executive chairman of the Company.

◾
On August 24, 2021, the Defi Technologies Inc. has joined the Defi Alliance. Launched in early 2020 as the Chicago Defi Alliance, the group provides mentorship and financing for early-stage tech teams working in the $70-billion decentralized finance sector. Other members of the 150 plus company alliance include Coinbase, Jump Capital, CMT Digital and Cumberland DRW, amongst others.

◾
On September 8, 2021, Defi Technologies Inc.'s wholly owned subsidiary, Valour Inc., hired Frances Edwards as its chief operating officer. Previously, Ms. Edwards spent more than six years at BlackRock, where she held titles such as director of iShares EMEA (Europe, the Middle East and Africa) ETP (exchange-traded product) engineering and, latterly, director, iShares EMEA COO from BlackRock.

◾
On September 16, 2021, Valour Inc., a subsidiary of Defi Technologies Inc., launched its Solana exchange-traded product on the Nordic Growth Market (NGM). The Valour Solana ETP enables investors to gain exposure to SOL, the native cryptocurrency in Solana's ecosystem, simply and securely, through their banks or broker.

◾
On October 4, 2021, the Company expanded its management team. Russell Starr, executive chairman of Defi Technologies, assumed the role of chief executive officer; Diana Biggs, previously CEO of Valour Inc., takes up a new role as Defi's chief strategy officer; and Johan Wattenstrom, co-founder and a director at Valour, becomes chief operating officer of the Company.

◾
On October 19, 2021, Defi Technologies Inc.'s subsidiary, Valour Inc., began trading its Bitcoin Zero and Ethereum Zero products on the Boerse Frankfurt Zertifikate AG. The listing of Valour's cardano, polkadot and solana ETPs will follow shortly.

◾
On October 28, 2021, Defi Technologies Inc.'s subsidiary, Valour Inc., an issuer of digital asset exchange-traded products (ETPs), began trading Valour Uniswap on the Borse Frankfurt Zertifikate AG. The Valour Uniswap ETP enables investors to gain exposure to UNI, the native token of the world's largest decentralized exchange, Uniswap, simply and securely, via their bank or broker.

◾
On November 1, 2021, Defi Technologies Inc.'s subsidiary, Valour Inc., an issuer of digital asset exchange-traded products (ETPs), has appointed Tommy Fransson to the role of chief executive officer starting Jan. 1, 2022. Mr. Fransson was previously at the Nordic Growth Market (NGM) where he was deputy chief executive officer for 10 years and head of the Nordic Derivatives Exchange. Mr. Fransson will replace Diana Biggs, who will move to Defi Technologies, Valour's parent company, in the role of chief strategy officer.

◾
On November 3, 2021, Defi Technologies Inc. will deliver its real-time cryptocurrency pricing data to the Pyth network, a decentralized financial market data distribution platform. The Pyth network has clearly seen impressive growth, onboarding some of the world's largest trading firms and reputable regulated exchanges to help connect market data to any smart contract. Defi Technologies joins this exciting community of market leading trading firms including Jump Trading Group, Two Sigma Securities, DRW Cumberland, and Susquehanna with a shared vision in accelerating the growth of the decentralized finance ecosystem

◾
On November 10, 2021, the Company filed its Form 40-F registration statement with the United States Securities and Exchange Commission, fulfilling a significant milestone in the process for the Company to list its common shares on the Nasdaq Stock Market. The listing of the Company's common shares on the Nasdaq remains subject to the approval of the Nasdaq and the satisfaction of all applicable listing and regulatory requirements, including the Form 40-F being declared effective by the SEC

◾
On November 11, 2021, Defi Technologies Inc.'s wholly owned subsidiary, Valour Inc., has surpassed US$374 million in assets under management (“AUM”). This achievement marks an exceptional first 10 months of 2021, as AUM increased more than 3883% since the beginning of the year. With the recent market expansion to Germany and anticipated listing on Euronext, the Company expects continued strong growth of Valour's AUM.

◾
On November 15, 2021, the Company announced it will contribute to the mission of the decentralized finance ecosystem by running Solana nodes, acting as an independent validator for the network. By processing transactions and participating in consensus, the Company will be supporting the growth and performance of the Solana network.

DIGITAL ASSETS

As at September 30, 2021, the Company’s digital assets consisted of the below digital currencies, with a fair value of $248,335,093. Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value for Bitcoin, Ethereum, Cardano, Polkadot and Solana is determined by taking the price at 17:30 CET from Kraken and Coinbase exchanges. Fair value for the other digital assets is determined by taking the fair value is determined by taking last closing price in the range (UTC time) from www.coinmarketcap.com.

The Company’s holdings of digital assets consist of the following:

	September 30, 2021		December 31, 2020
	Quantity	$	Quantity	$
Binance Coin	0.3000	146	-	-
Bitcoin	1,570.7416	86,937,650	-	-
Ethereum	15,346.0432	58,808,057	-	-
Cardano	23,197,053.2800	62,168,474	-	-
Polkadot	710,281.5510	25,522,267	-	-
Solana	65,613.69	11,611,553	-	-
Mobilecoin	2,854.9570	34,811	-	-
Shyft	524085.714	539,532	-	-
Uniswap	1.0000	29	-	-
USDC		44,178	-	636,600
USDT		8,095	-	-
Current		245,74,792	-	636,600
Blocto	250000.00000	745,349	-	-
Maps	285713.00000	305,601	-	-
Oxygen	400000.00000	1,136,497	-	-
Saffron.finance	86.21000	63,030	-	-
Sovryn	13916.67000	409,769	-	-
Volmex	2925878.00000	57	-	-
Long-Term		2,660,301		-
Total Digital Assets		248,335,093	-	636,600

Ethereum Miner Revenue (Monthly)
Subsidy
Transaction Fees
$1.5b
$1b
$500m
$0
Jan 2017
Feb 2017
Mar 2017
Apr 2017
May 2017
Jun 2017
Jul 2017
Aug 2017
Sep 2017
Oct 2017
Nov 2017
Dec 2017
Jan 2018
Feb 2018
Mar 2018
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Aug 2018
Sep 2018
Oct 2018
Nov 2018
Dec 2018
Jan 2019
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Apr 2019
May 2019
Jun 2019
Jul 2019
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Sep 2019
Oct 2019
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Jan 2020
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Feb 2021
THE BLOCK
SOURCE: COIN METRICS
UPDATED: MAR 1, 2021
ZOOM
ALL
YTD

Chart embedded from The Block Crypto Data.

The continuity of digital assets for the nine months ended September 30, 2021:

	September 30, 2021	December 31, 2020
Opening balance	$636,600	$-
Digital assets acquried	437,580,719	636,600
Digital assets disposed	(189,713,680)	-
Realized (loss)	(1,160,433)
Staking, lending and fees	633,156
Foreign exchange gain	5,062,303
Revaluation adjustment	(4,703,572)	-
	$248,335,093	$636,600

In the normal course of business, the Company enters into open-ended lending arrangements with certain financial institutions, whereby the Company loans certain fiat and digital assets in exchange for interest income. The Company can demand the repayment of the loans and accrued interest at any time. The digital assets on loan are included in digital assets balances above.

As of September 30, 2021, the Company has on loan select fiat and cryptocurrencies to borrowers at annual rates ranging from approximately 1.5% to 10.25% and accrue interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of September 30, 2021, digital assets on loan consisted of the following:

	Number of Coins on Loan	Fair Value	Fair Value Share
Digital and fiat currencies on loan:
Bitcoin	900.3878	49,834,807	$39%
Ethereum	8,514.9460	32,630,380	25%
Polkdot	224,783.6095	8,076,475	6%
Cardano	11,901,415.0792	31,895,792	25%
Solana	32,504.9560	5,752,402	4%
Euro	1,003.7139	1,486	0%
Total	12,169,122.6925	$128,191,343	100%

As of September 30, 2021, the digital assets on loan by significant borrowing counterparty is as follows

	Interest rates	Number of Coins on Loan	Fair Value	Fair Value Share
Digital and fiat currencies on loan:
Counterparty A	10.25%	100,000.0000	$3,593,000	3%
Counterparty B	1.50% - 12.0%	1,159,707.3587	12,921,155	10%
Counterparty C	4.0% - 5.125%	1,200.0000	14,901,762	12%
Counterparty D	2.85% - 4.85%	2,451.1913	32,575,497	25%
Counterparty E	3.22%	10,900,000.0000	29,212,000	23%
Counterparty F	1.92% - 3.99%	5,764.1425	34,987,928	27%
Total		12,169,122.6925	$128,191,343	100%

As of September 30, 2021, digital assets on loan were concentrated with counterparties as follows:

	Geography	September 30, 2021
Digital and fiat currencies on loan:		-
Counterparty A	London, UK	3%
Counterparty B	London, UK	10%
Counterparty C	United States	12%
Counterparty D	London, UK	25%
Counterparty E	Switzerland	23%
Counterparty F	United States	27%
Total		100%

The Company’s digital assets on loan are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company's due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. As of September 30, 2021, the Company does not expect a material loss on any of its digital assets on loan. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

INVESTMENTS, AT FAIR VALUE, THROUGH PROFIT AND LOSS, AS AT SEPTEMBER 30, 2021

At September 30, 2021, the Company’s investment portfolio consisted of four publicly traded investments and seven private investments for a total estimated fair value of $16,501,662 (December 31, 2020 – three publicly traded investment and three private investments at a total estimated fair value of $3,585,983)

Public investments

At September 30, 2021, the Company’s four publicly-traded investments had a total estimated fair value of $5,746,887.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Abaxx Technologies Inc.		19,900 common shares	$67,268	$64,874	1.1%
Hive Blockchain Technologies Ltd		1,670,000 common shares	6,680,000	5,644,600	98.2%
Medivolve Inc.	(i)	55,000 common shares	6,600	3,025	0.1%
Silo Wellness Inc.	(i)	491,250 common shares	49,125	34,388	0.6%
Total public investments			$6,802,993	$5,746,887	100.0%

(i) Investments in related party entities

At December 31, 2020, the Company’s three publicly-traded investments had a total estimated fair value of $665,740.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Medivolve Inc.*	(i)	55,000 common shares	$6,600	$22,000	3.3%
Sulliden Mining Capital Inc.	(i,ii)	9,091,500 common shares	2,662,252	545,490	81.9%
Silo Wellness Inc.**	(i)	982, 500 common shares	49,125	98,250	14.8%
Total public investments			$2,717,977	$665,740	100.0%

* formerly QuestCap Inc.
* formerly Yukoterre Resources Inc.
(i)	Investments in related party entities
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

Private Investments

At September 30, 2021, the Company’s seven private investments had a total fair value of $10,754,775.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
3iQ Corp.		187,007 common shares	$1,122,042	$3,740,140	34.7%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	2,059,965	19.2%
Clover		Rights	50,076	50,964	0.5%
Luxor Technology Corporation		201,633 preferred shares	203,847	637,114	5.9%
SDK:meda, LLC		1,000,000 units	4,050,000	4,050,000	37.6%
Skolem Technologies Ltd.		16,354 preferred shares	25,612	178,370	1.7%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	38,223	0.4%
Total private investments			$7,488,054	$10,754,775	100.0%

(i) Investments in related party entities

At December 31, 2020, the Company’s three private investments had a total fair value of $2,920,243.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Brazil Potash Corp.	(i)	404,200 common shares	$1,998,668	$1,929,853	66.1%
Flora Growth Corp.	(i)	1,010,500 common shares	999,334	964,926	33.0%
Skolem Technologies Ltd.		Rights to certain preferred shares	25,612	25,464	0.9%
Total private investments			$3,023,614	$2,920,243	100.0%

(i) Investments in related party entities

3iQ Corp (“3iQ”)

The Company acquired 187,007 shares of 3iQ through its acquisition of Valour. 3iQ is a leading bitcoin and digital asset fund manager. As at September 30, 2021, the holding of 3iQ was valued at $3,740,140 and the investment represented 1% of the total assets of the Company. A 10% decline in the fair market value of 3iQ would result in an estimated increase in loss to DeFi of $374,014.

Abaxx Technologies Inc. (NEO:ABXX)

The Company acquired 104,200 shares of ABXX through its acquisition of Valour. Abaxx is a financial technology business developing software tools which enable commodity traders and financial professionals to communicate. During Q2, 2021, Valour sold 84,300 shares of ABXX during for proceeds of $344,602 and realized gain of $10,073. As at September 30, 2021, the holding of ABXX was valued at $64,874 and the investment represented 0.02% of the total assets of the Company. A 10% decline in the fair market value of ABXX would result in an estimated increase in loss to DeFi of $6,487. Please refer to ABXX’s SEDAR profile for additional information on this company.

Brazil Potash Corp. (“BPC’)

BPC is a Canadian private company which engaged in the extraction and processing of potash ore, an essential input for agriculture in Brazil. During Q3, 2020, the Company acquired 404,200 common shares of BPC through the sale of its royalty interest. These shares were valued at US$3.75 per share for a total consideration of US$1,515,750 ($1,998,668). As at September 30, 2021, the holdings of BPC was valued at $2,059,965 for an unrealized gain of $130,112 and a cumulative unrealized gain of $61,297. The BPC investment represented 0.6% of the total assets of the Company. A 10% decline in the fair market value of BPC would result in an estimated increase in loss to DeFi of $205,997.

Clover Inc. (“Clover”)

Clover is a Polkadot parachain, committed to providing easy-to-use blockchain infrastructure and creating a one-stop EVM compatible framework for substrate based applications. In Q2, 2021, the Company invested US$40,000 ($50,076) in Clove for the rights to certain equity of Clove. The investment was valued at $50,964 at September 30, 2021 resulting in an unrealized gain of $888. As at September 30, 2021, the Clove investment represented 0.01% of the total assets of the Company. A 10% decline in the fair market value of Clove would result in an estimated increase in loss to DeFi of $5,096.

Flora Growth Corp. (NSQ:FLGC’)

FLGC is a vertically integrated cannabis company focused on becoming the largest producer of low-cost naturally grown medicinal-grade cannabis oils and extracts in the world. During Q3, 2020, the Company acquired 1,010,500 common shares of FLGC through the sale of its royalty interest. During Q2, 2021. FLGC had a 3:1 share consolidation. During Q3, 2021, the Company sold FLGC for proceeds of US$2,069,258 ($2,614,922) realizing gain of US$1,278,459 ($1,615,589).

Hive Blockchain Technologies Ltd. (TSXV:HIVE)

HIVE’s operations are focused on the mining and sale of digital currencies. During Q2, 2021, the Company signed a share exchange agreement with HIVE and traded 10 million shares of the Company with 4 million shares of HIVE at a fair value of $16,000,000. During Q3, 2021, the Company sold 2,330,000 shares of HIVE for gross proceeds of $8,439,532 realizing loss of $880,468. As at September 30, 2021, the remaining HIVE investment was valued at $5,644,600 resulting in an unrealized loss of $1,035,400. The HIVE investment represented 1.5% of the total assets of the Company. A 10% decline in the fair market value of HIVE would result in an estimated increase in loss to DeFi of $564,460. Please refer to HIVE’s SEDAR profile for additional information on this company.

Luxor Technology Corporation (“LTC”)

LTC is building infrastructure to support the next generation of digital assets. During the nine months ended September 30, 2021, the Company subscribed US$162,500 ($203,874) in LTC for the rights to certain preferred shares of LTC. During Q3, 2021, these rights were converted into 25,204 Series A preferred shares and 76,429 of Series A-1 preferred shares. The investment was valued at $637,114 at September 30, 2021 resulting in an unrealized gain of $433,266. As at September 30, 2021, the LTC investment represented 0.2% of the total assets of the Company. A 10% decline in the fair market value of LTC would result in an estimated increase in loss to DeFi of $63,711.

Medivolve Inc. (NEO: MEDV)

MEDV is a company that focuses on commercializing technologies to help transform human health management. As at September 30, 2021, the holding of MEDV has an unrealized loss of $18,975 and a cumulative unrealized loss of $3,575. The investment represented 0.001% of the total assets of the Company. A 10% decline in the fair market value of MEDV would result in an estimated increase in loss to DeFi of $303. Please refer to MEDV’s SEDAR profile for additional information on this company.

SDK:meta, LLC (“SDK”)

SDK is a privately held Web3 blockchain technology company driving mass adoption of user-centric platforms and mobile consumption of decentralized finance and related offerings. During Q2, 2021, the Company signed a share exchange agreement with SDK and traded 3 million shares of the Company with 1 million membership units of SDK at a fair value of $4,050,000. As at September 30, 2021, the SDK investment represented 1.1% of the total assets of the Company. A 10% decline in the fair market value of SDK would result in an estimated increase in loss to DeFi of $405,000.

Sulliden (TSX: SMC)

Sulliden is a Canadian public company focused on generating value through the acquisition and development of quality mining projects in the Americas, in addition to identifying opportunities across industries for active investments. The Company acquired additional 1.0 million shares of Sulliden during 2020. The Company sold the entire holding of 9.1 million shares of SMC during Q1 2020 for gross proceeds of $737,139 realizing loss of $1,925,113 and a reversal of prior year unrealized loss $2,116,762. As at September 30, 2021, the Company does not hold any investment in SMC.

Silo Wellness Inc. (CSE: SILO)

In Q2, 2017, the Company invested $50,000 for 1 million shares of SILO. On September 20, 2019, SILO successfully completed an Initial Public Offering and commenced trading on the Canadian Securities Exchange. The Company disposed 17,500 shares of SILO for proceeds of $1,400 realizing a gain of $525. The investment was valued at $34,388 at September 30, 2021 resulting in an unrealized loss of $63,863 and a cumulative unrealized gain of $14,738. As at September 30, 2021, the SILO investment represented 0.01% of the total assets of the Company. A 10% decline in the fair market value of SILO would result in an estimated increase in loss to DeFi of $3,488. Please refer to SILO’s SEDAR profile for additional information on this company.

Skolem Technologies Ltd. (“STL”)

STL is an Institutional DeFi trade execution platform. In Q4, 2020, the Company invested US$20,000 ($25,612) in STL for the rights to certain preferred shares of STL. Subsequent to Q3, 2021, these rights were converted into 16,354 Series A Preferred Shares. As such, the investment was valued at $178,370 at September 30, 2021 resulting in an unrealized gain of $152,758. As at September 30, 2021, the STL investment represented 0.05% of the total assets of the Company. A 10% decline in the fair market value of STL would result in an estimated increase in loss to DeFi of $17,837.

VolMEX Labs Corporation (“VLC”)

VLC is a protocol for volatility indices and non-custodial trading build on Ethereum. During Q1, 2021, the Company invested US$30,000 ($37,809) in VLC for the rights to certain preferred shares of VLC. The investment was valued at $38,223 at September 30, 2021 resulting in an unrealized gain of $414. As at September 30, 2021, the VLC investment represented 0.01% of the total assets of the Company. A 10% decline in the fair market value of VLC would result in an estimated increase in loss to DeFi of $3,822.

ACQUISITION OF DEFI CAPITAL INC.

On December 10, 2020, the Company acquired 49% of DeFi Capital Inc. (formerly DeFi Holding Inc.) (“DeFi Capital”) by issuing a total of 20,000,000 common shares of the Company to the shareholders of in proportion to their pro rata shareholdings of DeFi Capital, in exchange for a 49% interest in DeFi Capital and on January 28, 2021, the Company acquired the remaining 51% of DeFi Capital by issuing an additional 20,000,000 common shares of the Company. As a result of the control obtained through the acquisition of 100% of the outstanding shares of DeFi Capital, the asset and liabilities were consolidated into the Company’s financial statements. The assets consisted primarily of intangible assets. The Company paid total consideration of $22,400,000 in consideration of 100% ownership of DeFi Capital.

The acquisition of DeFi Capital is being treated as an asset acquisition for accounting purposes as DeFi Capital does not meet the definition of a business, as defined in IFRS 3, Business Combinations. The assets acquired and liabilities assumed were recorded at their estimated fair market values, which are based on management estimates.

Purchase price consideration:

Purchase price consider paid:
Fair value of shares issued	$22,400,000

Fair value of assets and liabilities assumed:
Blockchain Technology	$12,110,000
Brand Name	4,252,000
Accounts payable	(6,968)
Excess purchase price over fair value of assets assumed (expensed)	6,044,968
Total net assets aquired	$22,400,000

ACQUISITION OF VALOUR INC.

On February 12, 2021, the Company initially acquired 20% interest in Valour Inc. (formerly Valour Structured Products, Inc.) (“Valour”) by issuing 21,000,000 and on March 31, 2021, the Company acquired the remaining 80% interest in Valour by issuing 36,934,316 common shares of the Company. Valour is a private company incorporated in the Cayman Islands that operates as an issuer of exchange-traded certificates linked to various digital currencies and hedging thereof. As a result of the control obtained through the acquisition of 100% of the outstanding shares of Valour, the assets and liabilities were consolidated into the Company’s financial statements. The assets consisted primarily of cash, amounts receivable, investments, digital assets, prepaid expenses and accrued revenues, property, plant and equipment, right-to-use assets and intangibles (blockchain technology and brand name). The liabilities assumed consisted of accounts payable and accrued liabilities, due to ETP holders and lease liabilities. As consideration of the acquisition, the Company issued a total of 57,934,316 common shares with an estimated fair value of $83,409,946 based on the value of the common shares on the dates the definitive agreements were signed: January 19, 2021 and March 23, 2021.

Purchase price consideration

Consideration for acquisition:
Fair value of shares issued	$90,769,946
Treasury shares acquired	(7,360,000)
Fair value of shares issued	$83,409,946

Accounting estimates of the acquisition with a purchase price of $83,409,946:
Cash and cash equivalents	3,859,430
Amounts receivable	21,677
Investments at fair value through profit or loss	1,537,800
Digital assets	67,831,424
Prepaid expenses and accrued revenues	403,701
Property, plant and equipment	10,443
Right-of-use assets	53,899
Goodwill	12,896
Accounts payable and accrued expenses	(1,094,855)
ETP holders payable	(68,848,678)
Lease liabilities	(53,899)
Blockchain Technology	20,718,000
Brand Name	20,383,000
44,834,838
Goodwill	38,575,108
Preliminary accounting estimate of net assets acquired	$83,409,946

The purchase price allocation for acquisitions reflects various fair value estimates which are subject to change within the measurement period. The primary areas of purchase price allocation that are subject to change relate to the fair values of certain tangible assets, the valuation of intangible assets acquired, and residual goodwill. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could also be affected.

FINANCIAL RESULTS

The following is a discussion of the results of operations of the Company for the three and nine months ended September 30, 2021 and 2020. They should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 and 2020 and related notes.

Three and nine months ended September 30, 2021 and 2020

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Revenues
ETP trading	(7,200,907)	-	(4,696,693)	-
Revaluation (loss) gain on ETP	(34,297,960)	-	15,525,788	-
Realized (loss) on digital assets	2,789,831	-	(1,160,434)	-
Unrealized (loss) on digital assets	40,823,794	-	(4,703,572)	-
Other trading income	220	-	16,792	-
Staking and lending income	859,644	-	925,600	-
Management fees	333,070	-	333,070	-
Node revenue	545,601	-	545,601	-
Realized gain (loss) on investments, net	735,253	-	(1,179,787)	(197,863)
Unrealized (loss) gain on investments, net	4,036,002	81,894	4,355,749	368,059
Gain on sale of royalties	-	2,998,002	-	2,998,002
Interest income	1,898	-	5,262	-
Total revenues	8,626,446	3,079,896	9,967,376	3,168,198
Expenses
Management and consulting fees	2,355,095	83,572	4,640,412	196,035
Share based payments	4,817,306	-	13,065,978	-
Travel and promotion	923,052	(1,233)	1,489,298	8,502
Office and rent	632,666	28,395	1,243,879	69,025
Accounting and legal	255,214	7,700	543,457	39,375
Regulatory and transfer agent	9,233	1,467	352,648	8,125
Depreciation - property, plant and equipment	3,904	-	5,048	-
Depreciation - right of use assets	16,650	-	32,739	-
Depreciation - intangibles	993,350	-	2,188,533	-
Finance costs	183,939	-	648,711	-
Transaction costs	462,221	-	823,898	1,592
Foreign exchange (gain) loss	384,954	326	342,337	1,687
Total expenses	11,037,584	120,227	25,376,938	324,341
Loss before other items	(2,411,138)	2,959,669	(15,409,562)	2,843,857
Excess purchase price over fair value of assets assumed (expensed)	-	-	(6,044,968)	-
Net (loss) income for the period	$(2,411,138)	$2,959,669	$(21,454,530)	$2,843,857
Other comprehensive loss
Foreign currency translation loss	333,714	-	202,934	-
Net (loss) income and comprehensive (loss) income for the period	(2,077,424)	2,959,669	(21,251,596)	2,843,857

For the three and nine months ended September 30, 2021, the Company recorded a net (loss) of $(2,411,138) and $(21,454,530) ($(0.01) and $(0.11) per basic share) on total revenues of $8,626,446 and $9,967,376 compared to net income of $2,959,669 and $2,843,857 ($0.05 and $0.06 per basic share) on total revenues of $3,079,896 and $3,168,198 for the three and nine months ended September 30, 2020.

For the three and nine months ended September 30, 2021, the Company had ETP trading loss of $(7,200,907) and $(4,696,693), a revaluation (loss) gain on ETP of $(34,297,960) and $15,525,788, a realized gain (loss) on the disposal of digital assets of $2,789,831 and $(1,160,434) of which $nil and $450,752 are from the Company’s principal investments in various cryptocurrencies and an unrealized gain (loss) on digital assets of $40,823,794 and $(4,703,572) of which $1,372,353 and $2,437,624 from the Company’s principal investments in various cryptocurrencies. Higher cryptocurrency prices in Q3 2021 resulted in an unrealized gain on our digital asset holdings that was offset by an revaluation loss on ETP due to the increased share price of the ETPs.

The Company earned staking and lending income of $859,644 and $925,600 for three and nine months ended September 30, 2021 compared to $nil for the same periods in 2020. The Company actively stakes and lends its cryptocurrencies to earn additional revenue. Please see Digital Assets section for more details.

The Company had management fee revenue of $333,070 for three and nine months ended September 30, 2021 compared to $nil for the same periods in 2020. At the end of Q2 2021 and in Q3 2021, Valour launched three new ETP products – Cardano, Polkadot and Solana. Each of these products charges a 1.9% per annum management fee.

The Company had node revenue of $545,601 for three and nine months ended September 30, 2021 compared to $nil for the same periods in 2020. In July 2021, the Company became one of the main node validators on the Shyft network. During the three and nine months ended September 30, 2021, the Company earned 524,085714 Shyft tokens for its services.

The Company had realized gain (loss) of $735,253 and $(1,179,787) on investments for the three and nine months ended September 30, 2021 compared to $nil and $(197,863) for the same periods in 2020. The Company had unrealized gain of $4,036,002 and $4,355,749 on investments compared to $81,894 and
$368,059 in the prior year. The realized loss on investments were from the sale of SMC in Q1 and HIVE in Q3 offset by gain from the sale of FLGC in Q3 and ABXX in Q2. The unrealized gain for the nine months ended September 30, 2021 consisted of gains on the Company’s investment holdings in BPC, Clover, LTC, STL and VLC and the reversal of prior year loss in SMC and FLGC offset by unrealized loss on the Company’s investments holdings in HIVE, MEDV and SILO.

Management and consulting fees were $2,355,095 and $4,640,412 during the three and nine months ended September 30, 2021 compared to $83,572 and $196,035 during the same periods in 2020. Management and consulting fees are higher in 2021 as the Company made additions to the global management team, added new advisors and consultants. In addition, the Company granted a small bonus in Q1 2021.

Share based payments were $4,817,306 and $13,065,978 during the three and nine months ended September 30, 2021 compared to $nil and $nil in the same periods in 2020. The Company granted 18.1 million options and 5.7 million of deferred share units to directors, officers and consultants of the Company during 2021 whereas no options or DSUs were granted in 2020.

Travel and promotion was $923,052 and $1,489,298 during the three and nine months ended September 30, 2021 compared to $(1,233) and $8,502 during the same periods in 2020. Corporate activities and business development increased in 2021 with the acquisitions of Valour and DeFi Capital.

Office and rent was $632,666 and $1,243,879 during the three and nine months ended September 30, 2021 compared to $28,395 and $69,025 during the same periods in 2020 due to opening and acquiring new office locations in 2021.

Accounting and legal was $255,214 and $543,457 during the three and nine months ended September 30, 2021 from $7,700 and $39,375 during the same periods in 2020 due to increased legal and auditing costs.

Regulatory and transfer agent costs were $9,233 and $352,648 during the three and nine months ended September 30, 2021 compared to $1,467 and $8,125 during the prior periods in 2020 due to listing of the Company’s shares in NEO as well as applying to list its shares on OTC and Nasdaq markets.

Total depreciation was $1,013,904 and $2,226,320 for the three and nine months ended September 30, 2021 from $nil in the prior periods. This relates to the equipment, right of use assets and intangible assets acquired as part of the acquisitions of DeFi Capital and Valour.

Finance costs were $183,939 and $648,711 for the three and nine months ended September 30, 2021 from compared to $nil and $nil in the prior periods. The increase in financing costs related to margin trading of digital assets.

Transaction costs were $462,221 and $823,898 for the three and nine months ended September 30, 2021 compared to $326 and $1687 in the prior periods. The increase in transaction costs related to margin trading of digital assets as brokerage commission.

Foreign exchange loss was $384,954 and $342,337 for the three and nine months ended September 30, 2021 compared to $326 and $1687 in the prior period. The loss reflects the currency fluctuations in the Company’s assets and liabilities denominated in US dollars, British Pounds, Euro and Swiss Franc.

During the three and nine months ended September 30, 2021, the Company used $65,212,229 and $178,017,106 in operations of which $6,184,843 and $3,891,409 was provided from the change of working capital, $nil and $75,787 used in purchase of investment, $178,887,102 and $369,291,570 was used to purchase digital assets offset by $11,056,417 and $12,138,158 provided from sales of investment and $106,328,581 and $189,713,680 was provided from the disposal of digital assets. During the comparative three and nine months ended September 30, 2020, the Company used $32,263 and $589,470 in operations of which $nil and $65,000 was used in purchase of investment offset by $nil and $79,130 provided from sale of investment and $87,637 was provided and $280,945 used in the change of working capital.

During the three months and nine months ended September 30, 2021, the Company used $35,356 and provided $3,795,458 in investing activities compared to $nil and $nil in the prior periods. These proceeds from investing activities were from the Valour acquisition.

During the three and nine months ended September 30, 2021, $66,691,842 and $184,588,494 was provided from financing activities compared to $nil and $592,612 in the prior periods. The Company received proceeds of $200,751,972 and $400,803,837 from ETP holders, proceeds of $nil and $9,614,450 from private placement financing, $216,799 and $2,082,760 from exercise of warrants and $76,500 and
$205,290 from exercise of stock options offset by $126,190,518 and $219,682,047 used for payments to ETP holders, $nil and $309,902 in share issuance costs and $7,462,845 and $8,125,935 used in NCIB purchases.

LIQUIDITY AND CAPITAL RESOURCES

In management’s view, given the nature of the Company’s operations, the most relevant financial information relates primarily to current liquidity, solvency and planned expenditures. The Company’s financial success will be dependent upon the execution and development of its new investment strategy and business operations. Such execution and development may take years to complete and the amount of resulting income, if any, is difficult to determine.

DeFi relies upon various sources of funds for its ongoing operating activities. These resources include proceeds from dispositions of investments, interest and dividend income from investments and private placement financing.

On March 9, 2021, the Company closed a non-brokered private placement financing and issued 5,000,000 shares for gross proceeds of $10,000,000 at a price of $2 per common share and paid $309,902 in finders fees and other share issue costs.

DeFi used cash of $178,017,106 in its operating activities during the nine months ended September 30, 2021. Included in cash used in operations are $75,787 used in the purchase of investment, $369,291,579 used in the purchase of digital assets, $121,560 used in the purchase of the promissory note and $3,891,409 provided from the changes of working capital offset by $12,138,158 generated from proceeds on sale of investments and $189,713,680 generated from the disposal of digital assets. DeFi also provided $3,795,458 in investing activities mainly from cash acquired as part of the Valour acquisition. DeFi provided $184,588,494 in financing activities. Included in cash provided in financing activities are $400,803,878 from proceeds from ETP holders, $9,614,450 provided from private placement financing, $2,082,760 from the exercise of warrants and $205,290 from the exercise of options offset by $219,682,047 used for payments to ETP holders, $309,902 for share issuance costs and $8,125,935 used for repurchasing shares under the NCIB.

As at September 30, 2021, the Company’s sources of funds include the estimated fair value of its cash of

$10,659,069, equity portfolio investments of $16,501,662 and digital assets of $248,335,093 offset by liabilities of $246,831,974.

Normal Course Issuer Bid (“NCIB”)

On April 13, 2021, the Company commenced a NCIB to buy back common shares of the Company through the facilities of Neo Exchange Inc. and/or other Canadian alternative trading platforms. Under the terms of the NCIB, the Company may, if considered advisable, purchase its Common Shares in open market transactions through the facilities of the Exchange and/or other Canadian alternative trading platforms not to exceed up to 9.7% of the public float for the Common Shares as of April 9, 2021, or 18,162,177 Common Shares, purchased in aggregate. The price that the Company will pay for the Common Shares shall be the prevailing market price at the time of purchase and all purchased Common Shares will be cancelled by the Company. In accordance with Exchange rules, daily purchases (other than pursuant to a block purchase exception) on the Exchange under the NCIB cannot exceed 25% of the average daily trading volume on the Exchange as measured from November 9, 2020 to April 8, 2021.

During the nine months ended September 30, 2021, the Company purchased and cancelled 4,896,100 shares at an average price of $1.64 per share (2020 - $nil).

Subsequent to September 30, 2021, the Company purchased and cancelled 2,182,100 shares at an average price of $2.43.

Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates.

As at September 30, 2021, the Company had the following financial assets and liabilities denominated in foreign currencies:

	United States Dollars	British Pound	European Euro	Swiss Franc
Cash	$10,806,569	$-	$-	$-
Receivables	280,105	-	-	-
Loan receivable	127,410	-	-	-
Private investments	2,964,635	-		-
Prepaid investment	23,015	-	2,409,710
Digital assets	248,335,093	-	-	-
Accounts payable and accrued liabilities	(244,483,569)	(75,731)	(509,894)	6,827
Net assets (liabilities)	$18,053,257	$(75,731)	$1,899,816	$6,827

As at September 30, 2021, United States Dollar was converted at a rate of $1.2741 (December 31, 2020 - $1.2732) Canadian Dollars to $1.00 US Dollar. British Pounds was converted at a rate of $1.7123 (December 31, 2020 - $1.7381) Canadian Dollars to 1.00 British Pound. Euro was converted at a rate of $1.4801 (December 31, 2020 - $1.5608) Canadian Dollars to 1.00 Euro. Swiss France was converted at a rate of $1.3654 (December 31, 2020 - $1.4441)

Capital Management

The Company considers its capital to consist of share capital, equity reserve and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;
b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while
c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and
b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met: (i) shareholders equity of at least $2.5 million, (ii) net income from continuing operations of at least $375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least $25 million. There were no changes to the Company’s capital management during the nine months ended September 30, 2021.

Commitments

Management Contract Commitments

The Company is party to certain management contracts. These contracts require that additional payments of approximately $3,611,000 be made upon the occurrence of certain events such as a change of control. Minimum commitments remaining under these contracts were approximately $1,380,000, all due within one year.

Legal Commitments

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations. As at September 30, 2021, no amounts have been accrued related to such matters.

A former officer of the Company has initiated a legal action seeking approximately $450,000 for fees owed plus interest. The Company is currently defending the matter and is reviewing its options with regards to this action. The full amount of the claim has been included in accounts payable and accrued liabilities on the statement of financial position.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
	2021	2021	2021	2020	2020	2020	2020	2019
Revenue	$8,626,446	$(1,920,427)	$3,261,357	$(216,972)	$3,079,896	$283,910	$(195,608)	$(190,735)
Net (loss) income and comprehensive (loss) income	$(2,077,424)	$(12,321,876)	$(6,852,296)	$(770,324)	$2,959,668	$215,140	$(330,952)	$(269,147)
(Loss) income per Share - basic	$(0.01)	$(0.06)	$(0.04)	$(0.01)	$0.05	$0.01	$(0.01)	$(0.01)
(Loss) income per Share - diluted	$(0.01)	$(0.06)	$(0.04)	$(0.01)	$0.05	$0.01	$(0.01)	$(0.01)
Total Assets	$372,062,311	$261,772,737	$194,017,574	$7,296,044	$3,785,693	$740,725	$432,597	$636,459
Total Long Term Liabilities	$22,048	$38,240	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil

SELECTED ANNUAL INFORMATION

The highlights of financial data for the Company for the three most recently completed financial years are as follows:

	31-Dec-20	31-Dec-19	31-Dec-18
(a) Net Sales	-	-	-
(b) Net Income (Loss) and Comprehensive Income (Loss)
(i) Total income (loss)	$2,073,533	$(1,507,338)	$(9,794,067)
(ii) Income (loss) per share – basic	$0.04	$(0.04)	$(0.24)
(iii) Income (loss) per share – diluted	$0.04	$(0.04)	$(0.24)
(c) Total Assets	$7,296,044	$636,459	$1,946,695
(d) Total Liabilities	$992,248	$1,802,024	$1,604,922

OFF BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements to which the Company is committed.

COMPENSATION OF DIRECTORS AND OFFICERS

During the nine months ended September 30, 2021, the Company paid or accrued $2,753,546 (2020 - $Nil) to directors of the Company and $2,880,293 (2020 - $44,500) to officers of the Company in fees and share- based compensation.

At September 30, 2021, the Company had $513 (December 31, 2020 - $2,543) owing to its current key management and $655,296 (December 31, 2020 - $655,296) owing to its former key management. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment or “due on demand”.

More detailed information regarding the compensation of officers and directors of the Company is disclosed in the management information circular and such information is incorporated by reference herein. The management information circular is available under profile of the Company on SEDAR at www.sedar.com

RELATED PARTY TRANSACTIONS

The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of September 30, 2021 and December 31, 2020.

Investment	Nature of relationship	Estimated Fair value	% of FV
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) and common shareholders	$2,059,965	98.3%

Medivolve Inc.	Former director (Stan Bharti), director (Daniyal Baizak), and common shareholders	3,025	0.1%

Silo Wellness Inc.	Former Director and Officer (Fred Leigh), Officers (Kenny Choi, Ryan Ptolemy) and common shareholders	34,388	1.6%
Total investment - September 30, 2021		$2,097,378	100.0%
* Private companies

Investment	Nature of relationship	Estimated Fair value	% of FV
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) and common shareholders	$1,929,853	54.2%

Flora Growth Corp.*	Directors (Stan Bharti, William Steers), and common shareholders	964,926	27.1%

Medivolve Inc.**	Former director (Stan Bharti), director (Daniyal Baizak), and common shareholders	22,000	0.6%

Sulliden Mining Capital Inc.	Director (Stan Bharti, William Steers) and officer (Ryan Ptolemy)	545,490	15.3%

Silo Wellness Inc.***	Former Director and Officer (Fred Leigh), Officer (Kenny Choi, Ryan Ptolemy) and common shareholders	98,250	2.8%
Total investment - December 31, 2020		$3,560,519	100.0%
* Private companies
** Formerly QuestCap Inc.
*** Formerly Yukoterre Resources Inc.

Valour Inc. holds 4,000,000 common shares of the Company. As at September 30, 2021, the fair market value of those shares is $6,560,000.

The Company has a diversified base of investors. To the Company’s knowledge, no related party holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as of September 30, 2021 (December 31, 2020 – Forbes).

During the nine months ended September 30, 2021, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

•
The Company incurred $90,000 (2020 - $90,000) of expenses for its proportionate share of shared office costs with other corporations that may have common directors and officers. The costs associated with this space are administered by 2227929 Ontario Inc. As at September 30, 2021, the Company had a payable balance of $nil (December 31, 2020 - $$80,183) with 2227929 Ontario Inc. to cover shared expenses. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment and due on demand. Fred Leigh, a former officer and former director of the Company, is also a director of 2227929 Ontario Inc.

•
The Company incurred $165,000 (2020 - $90,000) for administration costs with Forbes & Manhattan, Inc. (“Forbes”). In August 2017, Forbes became an insider of the Company owning approximately 34.9%, at the time, (approximately 16.3% at December 31, 2020) outstanding shares of the Company through an acquisition of Quebec Gold royalty interests. The Company is also part of the Forbes Group of Companies and continue to receive the benefits of such membership, including access to mining professionals, advice from Stan Bharti, the Executive Chairman of Forbes and strategic advice from the Forbes Board of Advisors. An administration fee of $10,000 per month is charged by Forbes pursuant to a consulting agreement. During the nine months ended September 30, 2021, Forbes received $75,000 bonus. As at September 30, 2021, the Company had a payable balance of $34,819 (December 31, 2020 - $22,600) with Forbes. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment and due on demand. Forbes participated in the Company’s January 2021 private placement financing and subscribed an aggregate 189,900 shares for gross proceeds of $379,800. As at September 30, 2021, Forbes ceased to be an insider of the Company.

•	Included in accounts payable and accrued liabilities were expenses of GBP 44,228 ($75,731) (December 31, 2020 - $76,872 expenses owed to Vik Pathak, a former director and officer of DeFi.

•
In connection with the March 2021 private placement financing, an inside of the Company also subscribed 189,900 shares. A director and officer also subscribed 12,500 shares for gross proceeds of $25,000.

•	In connection with the February 24, 2021 stock option grant, 500,000 options were granted to directors of the Company.

•	In connection with the April 9, 2021 stock option grant, 1,000,000 options were granted to directors and officers of the Company.

•	In connection with the May 18, 2021 stock option grant, 2,700,000 options were granted to directors and officers of the Company.

•	In connection with the May 25, 2021 stock option grant, 450,000 options were granted to a director of the Company.

•	In connection with the August 13, 2021 stock option grant, 650,000 options were granted to a director of the Company.

•	In connection with the September 21, 2021 deferred share units grant, 4,200,000 options were granted to directors and officers of the Company.

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

MANAGEMENT CHANGE

On February 16, 2021, the Company announced the appointment of Wouter Witvoet as Chief Executive Officer of the Company. Mr. Witvoet previously was Founder and CEO at Secfi, Inc., the first platform offering financing secured by private company stock. Secfi raised two rounds of venture capital as well as a facility of US$550 million from a leading New York based hedge fund. Mr. Witvoet replaced Mr. Baizak as Chief Executive Officer of the Company. On October 4, 2021, Mr. Wiltvoet step down from the role of Chief Executive Officer and will focus on its new role as President of the Company.

On July 20, 2021, the Company announced the appointment of Russell Starr as Executive Chairman. Mr. Starr, who was serving as the Head of Capital Markets for DeFi Technologies is an established CEO, entrepreneur and financier with deep capital markets and industry expertise. A trusted leader and advisor focused on forging meaningful, high stakes, high return business development connections. On October 4, 2021, the Company announced that Mr. Starr will assume the role of Chief Executive Officer in addition to his role as Chairman of the Company.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the statements of financial position date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrual liabilities approximate their fair values due to the short-term nature of these instruments.
ii.
Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 of the Company’s audited consolidated financial statements for the years ended December 31, 2020 and 2019.

iii.	Digital assets are carried at the amount of US dollars they can be converted into.

The following table illustrates the classification and hierarchy of the Company's financial instruments, measured at fair value in the statements of financial position as at September 30, 2021.

	Level 1	Level 2	Level 3
Investments, fair value	(Quoted Market price)	(Valuation technique - observable market Inputs)	(Valuation technique - non-observable market inputs)	Total
Publicly traded investments	$5,746,887	$-	$-	$5,746,887
Privately traded invesments	-	-	10,754,775	10,754,775
Digital assets	-	248,335,093	-	248,335,093
September 30, 2021	$5,746,887	$248,335,093	$10,754,775	$264,836,755
Publicly traded investments	$567,490	$-	$98,250	$665,740
Privately traded invesments	-	-	2,920,243	2,920,243
Digital assets	-	636,600	-	636,600
December 31, 2020	$567,490	$636,600	$3,018,493	$4,222,583

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the period ended September 30, 2021 and December 31, 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the period ended	September 30, 2021	December 31, 2020
Balance, beginning of period	$636,600	$-
Purchases	369,291,579	636,600
Disposal	(189,713,680)	-
Transferred to level 1	(17,051,233)	-
Transferred from level 3	1,051,233	-
Realized and unrealized gain/(loss) net	(54,642,847)	-
Balance, end of period	$248,335,092	$636,600

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the period ended September 30, 2021 and December 31, 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the period ended	September 30, 2021	December 31, 2020
Balance, beginning of period	$3,018,493	$-
Purchases	5,463,774	3,121,864
Transferred to Level 2	(1,051,233)	-
Realized and unrealized gain/(loss) net	3,323,741	(103,371)
Balance, end of period	$10,754,775	$3,018,493

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at September 30, 2021.

Description	Fair vaue	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)

3iQ Corp.	$3,740,140	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	2,059,965	Recent financing	Marketability of shares	0% discount
Clover	50,964	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	637,114	Recent financing	Marketability of shares	0% discount
SDK:meda, LLC	4,050,000	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	178,370	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	38,223	Recent financing	Marketability of shares	0% discount
	$10,754,775

3iQ Corp. (“3iQ”)

On March 31, 2020, the Company acquired 187,007 common shares of 3iQ as part of the Company’s acquisition of Valour. As at September 30, 2021, the valuation of 3iQ was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2021. As at September 30, 2021, a +/- 10% change in the fair value of 3iQ will result in a corresponding
+/- $374,014 change in the carrying amount.

Brazil Potash Corp. (“BPC”)

On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s royalties to an arm’s length party of the Company. As at September 30, 2021, the valuation of BPC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2021. As at September 30, 2021, a +/- 10% change in the fair value of BPC will result in a corresponding +/- $205,997 change in the carrying amount.

Clover Inc. (“Clover”)

On April 13, 2021, the Company subscribed US$40,000 ($50,076) to acquire certain rights to certain future equity of Clover. As at September 30, 2021, the valuation of Clover was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2021. As at September 30, 2021, a +/- 10% change in the fair value of Clover will result in a corresponding +/-
$5,096 change in the carrying amount.

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed US$100,000 ($128,060) to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed additional rights of US$62,500 ($75,787). As at September 30, 2021, the valuation of LTC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2021. As at September 30, 2021. a +/- 10% change in the fair value of LTC will result in a corresponding +/- $63,711 change in the carrying amount.

SDK:meta, LLC (“SDK”)

On June 3, 2021, the Company entered into a share exchange agreement with SDK exchanging 1,000,000 membership units of SDK with 3,000,000 shares of the Company. As at September 30, 2021, the valuation of SDK was based on the price of the Company’s shares on the closing date of issue of the share exchange agreement. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2021. As at September 30, 2021, a +/- 10% change in the fair value of SDK will result in a corresponding +/- $405,000 change in the carrying amount.

Skolem Technologies Ltd. (“STL”)

On December 29, 2020, the Company invested US$20,000 ($25,612) to acquire certain rights to the preferred shares of STL. As at September 30, 2021, the valuation of STL was based on the most recent financing which is indicative of being the fair market value of the Transaction closed. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2021. As at September 30, 2021, a +/- 10% change in the fair value of STL will result in a corresponding +/- $17,837 change in the carrying amount.

VolMEX Labs Corporation (“VLC”)

On February 23, 2021, the Company invested US$30,000 ($37,809) to acquire certain rights to the preferred shares of VLC. As at September 30, 2021, the valuation of VLC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2021. As at September 30, 2021. a +/- 10% change in the fair value of VLC will result in a corresponding
+/- $3,822 change in the carrying amount.

OUTSTANDING SHARE DATA

Authorized unlimited common shares without par value – 208,102,552 are issued and outstanding as at November 15, 2021.

Authorized 20,000,000 preferred shares, at 9% cumulative dividends, non-voting, non-participating, non- redeemable, non-retractable, and non-convertible – 4,500,000 are issued and outstanding as at November 15, 2021

Stock options and convertible securities outstanding as at November 15, 2021 are as follows:

Stock Options:
18,708,100 with exercise price ranging from $0.09 to $2.10 expiring between December 18, 2022 and October 13, 2026.

Warrants:
19,432,810 with exercise price ranging from $0.05 to $0.25 expiring between June 12, 2022 and November 16, 2022.

Deferred shares units:
6,675,000 with vesting terms ranging from one year to two years.

SUBSEQUENT EVENTS

Subsequent to September 30, 2021, the Company purchased and cancelled 2,182,100 shares at an average price of $2.43 pursuant to NCIB.

Subsequent to September 30, 2021, 1,408,187 shares were issued from options and warrants exercised for gross proceeds of $170,697.

Subsequent to September 30, 2021, the Company granted 250,000 stock options to exercise shares of the Company at $2.10 per share until October 13, 2026.

Subsequent to September 30, 2021, the Company granted 2,500,000 DSUs to consultants of the Company. Of the total DSUs granted, 1,500,000 vest immediately and 1,000,000 vest in four equal instalments within in a year.

Subsequent to September 30, 2021, 1,500,000 DSUs were exercised.

RISKS AND UNCERTAINTIES

The Company is exposed to a number of risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. The following outlines certain risk factors specific to the Company. These risk factors could materially affect the Company’s future results and could cause actual events to differ materially from those described in forward–looking information relating to the Company. Please also refer to the Company’s AIF for the year ended December 31, 2020 filed on SEDAR for a full description of the Company’s risks in addition to those highlighted below.

Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations. To date, COVID-19 has had minimal affect on the Company’s operations or on the Company’s ability to finance it operations.

Cryptocurrency Risks

Lending of cryptocurrencies or other crypto assets may be especially risky.

The Company may lend cryptocurrency assets to third parties, including affiliates. On termination of the loan, the borrower is required to return the crypto assets to the Company; any gains or loss in the market price during the loan would inure to the Company. In the event of the bankruptcy of the borrower, the Company could experience delays in recovering its crypto assets. In addition, to the extent that the value of the crypto assets increases during the term of the loan, the value of the crypto assets may exceed the value of collateral provided to the Company, exposing the Company to credit risks with respect to the borrower and potentially exposing the Company to a loss of the difference between the value of the crypto assets and the value of the collateral. If a borrower defaults under its obligations with respect to a loan of crypto assets, including by failing to deliver additional collateral when required or by failing to return the crypto assets upon the termination of the loan, the Company may expend significant resources and incur significant expenses in connection with efforts to enforce the loan agreement, which may ultimately be unsuccessful.

The crypto assets that are loaned to third parties by the Company include crypto assets held by Valour for the purposes of hedging its ETNs. The Company is exposed to a potentially significant liquidity risk if, for example, the aggregate sale of ETNs exceed the quantum of uncommitted cryptocurrency available to the Company to satisfy such sale requests. A similar risk applies with respect to individual reserves of each type of cryptocurrency should the sale of ETNs, and correspondingly, the underlying cryptocurrency, exceed the Company’s available reserves.

Cybersecurity Threats and Hacks

As with any other computer code, flaws in cryptocurrency codes have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create cryptocurrencies can occur.

Regulatory Changes

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of DeFi to continue to operate. The effect of any future regulatory change on DeFi or any cryptocurrency that DeFi may invest in is impossible to predict, but such change could be substantial and adverse to DeFi.

Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation. On August 24, 2017 and June 11, 2018, the Canadian Securities Administrators published CSA Staff Notice 46-307 – Cryptocurrency Offerings and CSA Staff Notice 46- 308 – Securities Law Implications for Offerings of Tokens, respectively, each providing guidance on whether token offerings are subject to Canadian securities laws.

Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the common shares of DeFi (the “Common Shares”). Such a restriction could result in DeFi liquidating its cryptocurrency investments at unfavorable prices and may adversely affect DeFi’s shareholders.

Value of Cryptocurrencies may be Subject to Momentum Pricing Risk

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of DeFi’s cryptocurrency inventory and thereby affect DeFi’s shareholders.

Cryptocurrency Exchanges and other Trading Venues are Relatively New

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, during the past four years, a number of Bitcoin exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed Bitcoin exchanges were not compensated or made whole for the partial or complete losses of their account balances in such Bitcoin exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Banks May Cut off Banking Services to Businesses that Provide Cryptocurrency-related Services

A number of companies that provide cryptocurrency-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to cryptocurrency related companies or companies that accept cryptocurrencies for a number of reasons, such as perceived compliance risks or costs. The difficulty that many businesses that provide cryptocurrency-related services have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks were to close the accounts of many or of a few key businesses providing cryptocurrency-related services. This could decrease the market prices of cryptocurrencies and adversely affect the value of DeFi’s cryptocurrency inventory.

Impact of Geopolitical Events

Crises may motivate large-scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of DeFi’s cryptocurrency investments. The possibility of large-scale purchases of cryptocurrencies in times of crisis may have a short-term positive impact on the prices of same. Future geopolitical crises may erode investors’ confidence in the stability of cryptocurrencies and may impair their price performance which would, in turn, adversely affect DeFi’s cryptocurrency inventory.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect DeFi’s operations and profitability.

Further Development and Acceptance of the Cryptographic and Algorithmic Protocols

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect DeFi’s operations. The factors affecting the further development of the industry, include, but are not limited to the following:

• continued worldwide growth in the adoption and use of cryptocurrencies;
• governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;
• changes in consumer demographics and public tastes and preferences;
• the maintenance and development of the open-source software protocol of the network;
• the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
• general economic conditions and the regulatory environment relating to digital assets; and
• negative consumer sentiment and perception of cryptocurrencies.

Acceptance of Cryptocurrency is Uncertain

Currently, there is relatively small use of cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect DeFi’s operations, investment strategies, and profitability.

As relatively new products and technologies, cryptocurrencies have not been widely adopted as a means of payment for goods and services by major retail and commercial outlets. Conversely, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short-term or long-term holding of cryptocurrencies. The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact DeFi’s operations, investment strategies, and profitability.

Risk of Loss, Theft or Destruction of Cryptocurrencies

There is a risk that some or all of DeFi’s cryptocurrencies could be lost, stolen or destroyed. If DeFi’s cryptocurrencies are lost, stolen or destroyed under circumstances rendering a party liable to DeFi, the responsible party may not have the financial resources sufficient to satisfy DeFi’s claim.

Irrevocability of Transactions

Bitcoin and most other cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. Such transactions are not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of cryptocurrencies or a theft of cryptocurrencies generally will not be reversible and DeFi may not be capable of seeking compensation for any such transfer or theft. To the extent that DeFi is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received DeFi’s cryptocurrencies through error or theft, DeFi will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. DeFi will also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

Further Development and Acceptance of the Bitcoin Network

The further development and acceptance of the Bitcoin Network and other cryptographic and algorithmic protocols governing the issuance of transactions in Bitcoins and other digital currencies, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of the Bitcoin Network may adversely affect the value of Bitcoin.

The use of digital currencies, such as Bitcoin, to, among other things, buy and sell goods and services, is part of a new and rapidly evolving industry that employs digital assets based upon a computer generated mathematical and/or cryptographic protocol. Bitcoin is a prominent, but not a unique, part of this industry. The growth of this industry in general, and the Bitcoin Network in particular, is subject to a high degree of uncertainty. Factors affecting the development of this industry, include, but are not limited to the following:

• continued worldwide growth in the adoption and use of Bitcoins and other digital currencies;
• government and quasi-government regulation of Bitcoins and other digital assets and their use, or restrictions on, or regulation of, access to and operation of the Bitcoin Network or similar digital asset systems;
• changes in consumer demographics and public tastes and preferences;
• the maintenance and development of the open-source software protocol of the Bitcoin Network or similar digital asset systems;
• the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
• general economic conditions and the regulatory environment relating to digital assets; and
• negative consumer perception of Bitcoins specifically and cryptocurrencies generally.

Potential Failure to Maintain the Bitcoin Network

The Bitcoin Network operates based on an open-source protocol maintained by the core developers of the Bitcoin Network and other contributors, largely on the GitHub resource section dedicated to Bitcoin development. As the Bitcoin Network protocol is not sold and its use does not generate revenues for its development team, the core developers are generally not compensated for maintaining and updating the Bitcoin Network protocol. Consequently, there is a lack of financial incentive for developers to maintain or develop the Bitcoin Network and the core developers may lack the resources to adequately address emerging issues with the Bitcoin Network protocol. Although the Bitcoin Network is currently supported by the core developers, there can be no guarantee that such support will continue or be sufficient in the future. To the extent that material issues arise with the Bitcoin Network protocol and the core developers and opensource contributors are unable to address the issues adequately or in a timely manner, the Bitcoin Network and an investment in the Common Shares may be adversely affected.

Potential Manipulation of Blockchain

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains control of more than 50% of the processing power dedicated to mining on the Bitcoin Network or any other token network, it may be able to alter or manipulate the Blockchain on which the Bitcoin Network and most Bitcoin transactions, or such other network or token transactions, rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new Bitcoins, tokens or transactions using such control. The malicious actor could “double-spend” its own Bitcoins or tokens (i.e., spend the same Bitcoins or tokens in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the Bitcoin Network or the Bitcoin community, or other token network or token community, did not reject the fraudulent blocks as malicious, reversing any changes made to the Blockchain may not be possible. To the extent that the Bitcoin or other token ecosystem, including the core developers and the administrators of mining pools, do not act to ensure greater decentralization of Bitcoin or other token mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin Network will increase.

Risk of Security Breaches

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the Bitcoin and other cryptocurrency exchange market since the launch of the Bitcoin Network. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm DeFi’s business operations or result in loss of DeFi’s assets. Any breach of DeFi’s infrastructure could result in damage to DeFi’s reputation and reduce demand for the Common Shares, resulting in a reduction in the price of the Common Shares. Furthermore, DeFi believes that if its assets grow, it may become a more appealing target for security threats, such as hackers and malware.

Any security procedures implemented cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by DeFi. The security procedures and operational infrastructure of DeFi may be breached due to the actions of outside parties, error or malfeasance of an employee of DeFi or otherwise, and, as a result, an unauthorized party may obtain access to DeFi’s Bitcoin account, private keys, data or cryptocurrencies. Additionally, outside parties may attempt to fraudulently induce employees of DeFi to disclose sensitive information in order to gain access to DeFi’s infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, DeFi may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of one of DeFi’s accounts occurs, the market perception of the effectiveness of DeFi could be harmed.

Fluctuations in the Market Price of Bitcoins and Other Cryptocurrencies

The value of the Common Shares relates partially to the value of the cryptocurrencies held directly or indirectly by DeFi, and fluctuations in the price of Bitcoins and other cryptocurrencies could materially and adversely affect an investment in the Common Shares. Several factors may affect the price of cryptocurrencies, including: the total number of cryptocurrencies in existence; global cryptocurrency demand; global cryptocurrency supply; investors’ expectations with respect to the rate of inflation of fiat currencies; investors’ expectations with respect to the rate of deflation of cryptocurrencies; interest rates; currency exchange rates, including the rates at which cryptocurrencies may be exchanged for fiat currencies; fiat currency withdrawal and deposit policies of cryptocurrency exchanges and liquidity of such cryptocurrency exchanges; interruptions in service from or failures of major cryptocurrency exchanges; Cyber theft of cryptocurrencies from online wallet providers, or news of such theft from such providers or from individuals’ wallets; investment and trading activities of large investors; monetary policies of governments, trade restrictions, currency devaluations and revaluations; regulatory measures, if any, that restrict the use of cryptocurrencies as a form of payment or the purchase of cryptocurrencies; the availability and popularity of businesses that provide cryptocurrency and blockchain-related services; the maintenance and development of the open-source software protocol of the Bitcoin Network; increased competition from other forms of cryptocurrency or payments services; global or regional political, economic or financial events and situations; expectations among cryptocurrency economy participants that the value of cryptocurrencies will soon change; and fees associated with processing a cryptocurrency transaction.

Bitcoin and other cryptocurrencies have historically experienced significant intraday and long-term price volatility. If cryptocurrency markets continue to be subject to sharp fluctuations, shareholders may experience losses if they need to sell their Common Shares at a time when the price of cryptocurrencies is lower than it was when they purchased their Common Shares. In addition, investors should be aware that there is no assurance that cryptocurrencies will maintain their long term value in terms of future purchasing power or that the acceptance of cryptocurrency payments by mainstream retail merchants and commercial businesses will continue to grow.

Response to Changing Security Needs

As technological change occurs, the security threats to DeFi’s cryptocurrencies will likely adapt and previously unknown threats may emerge. DeFi’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of DeFi’s cryptocurrencies. To the extent that DeFi is unable to identify and mitigate or stop new security threats, DeFi’s cryptocurrencies may be subject to theft, loss, destruction or other attack.

Market Adoption

Currently, there is relatively small use of cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect an investment in the Common Shares. Cryptocurrencies have only recently become accepted as a means of payment for goods and services by certain major retail and commercial outlets and use of cryptocurrencies by consumers to pay such retail and commercial outlets remains limited. Conversely, a significant portion of cryptocurrencies demand is generated by speculators and investors seeking to profit from the short- or long-term holding of cryptocurrencies. A lack of expansion by cryptocurrencies into the retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in the market price of cryptocurrencies. Further, if fees increase for recording transactions in the applicable Blockchain, demand for cryptocurrencies may be reduced and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of cryptocurrencies.

Miners May Cease Operations

If the award of Bitcoins or other cryptocurrencies for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power to solve blocks and confirmations of transactions on the Bitcoin Blockchain or other networks could be slowed. A reduction in the processing power expended by miners on the applicable blockchain network could increase the likelihood of a malicious actor or botnet obtaining control.

Risks Related to Insurance

DeFi intends to insure its operations in accordance with technology industry practice. However, given the novelty of cryptocurrency mining and associated businesses, such insurance may not be available, may be uneconomical for DeFi, or the nature or level may be insufficient to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on DeFi.

Cyber Security Risk

Cyber incidents can result from deliberate attacks or unintentional events, and may arise from internal sources (e.g., employees, contractors, service providers, suppliers and operational risks) or external sources (e.g., nation states, terrorists, hacktivists, competitors and acts of nature). Cyber incidents include, but are not limited to, unauthorized access to information systems and data (e.g., through hacking or malicious software) for purposes of misappropriating or corrupting data or causing operational disruption. Cyber incidents also may be caused in a manner that does not require unauthorized access, such as causing denial-of-service attacks on websites (e.g., efforts to make network services unavailable to intended users).

A cyber incident that affects DeFi or its service providers might cause disruptions and adversely affect their respective business operations and might also result in violations of applicable law (e.g., personal information protection laws), each of which might result in potentially significant financial losses and liabilities, regulatory fines and penalties, reputational harm, and reimbursement and other compensation costs. In addition, substantial costs might be incurred to investigate, remediate and prevent cyber incidents.

General Company Risk

Portfolio Exposure and Sensitivity to Political and Macro-Economic Conditions

Given the nature of the Company’s current and proposed investment activities, the results of operations and financial condition of the Company will be dependent upon the market value of the securities that will comprise the Company’s investment portfolio. Market value can be reflective of the actual or anticipated operating results of companies in the portfolio and/or the general market conditions that affect a particular sector. Various factors affecting a sector could have a negative impact on the Company’s portfolio of investments and thereby have an adverse effect on its business. Additionally, the Company may invest in small-cap businesses that may never mature or generate adequate returns or may require a number of years to do so. This may create an irregular pattern in the Company’s investment gains and revenues (if any).

Macro factors such as fluctuations in commodity prices and global political and economic conditions could also negatively affect the Company’s portfolio of investments. The Company may be adversely affected by the falling share prices of the securities of investee companies; as such, share prices may directly and negatively affect the estimated value of the Company’s portfolio of investments. Moreover, company- specific risks could have an adverse effect on one or more of the investments that may comprise the portfolio at any point in time. Company-specific and industry specific risks that may materially adversely affect the Company’s investment portfolio may have a materially adverse impact on operating results. The factors affecting current macro-economic conditions are beyond the control of the Company.

Cash Flow, and Revenue and Liquidity

The Company’s revenue and cash flow is generated primarily from financing activities, dividends and/or royalty payments on investments and proceeds from the disposition of investments. The availability of these sources of income and the amounts generated from these sources are dependent upon various factors, many of which are outside of the Company’s direct control. The Company’s liquidity and operating results may be adversely affected if its access to capital markets is hindered, whether as a result of a downturn in market conditions generally or to matters specific to the Company, or if the value of its investments decline, resulting in losses upon disposition.

Private Issuers and Illiquid Securities

The Company may invest in securities of private issuers, illiquid securities of public issuers and publicly traded securities that have low trading volumes. The value of these investments may be affected by factors such as investor demand, resale restrictions, general market trends and regulatory restrictions. Fluctuation in the market value of such investments may occur for a number of reasons beyond the control of the Company and there is no assurance that an adequate market will exist for investments made by the Company. Many of the investments made by the Company may be relatively illiquid and may decline in price if a significant number of such investments are offered for sale by the Company or other investors.

Trading Price of the Common Shares Relative to Net Asset Value

The Company is neither a mutual fund nor an investment fund and, due to the nature of its business and investment strategy and the composition of its investment portfolio, the market price of the Common Shares, at any time, may vary significantly from the Company’s net asset value per Common Share. This risk is separate and distinct from the risk that the market price of the Common Shares may decrease.

Concentration of Investments

Other than as described in the Company’s filings under its profile on SEDAR, there are no restrictions on the proportion of the Company’s funds and no limit on the amount of funds that may be allocated to any particular investment. The Company may participate in a limited number of investments and, as a consequence, its financial results may be substantially adversely affected by the unfavourable performance of a single investment. Completion of one or more investments may result in a highly concentrated investment in a particular company, commodity or geographic area, resulting in the performance of the Company depending significantly on the performance of such company, commodity or geographic area.

The Company’s current portfolio of assets is highly concentrated in mining company equities which operate in developing countries. Investments in such equities are subject to significant risks inherent to the mining industry and conducting business in developing countries, which may be subject to additional risks, such as significant social unrest, corruption, criminality, terrorism, acts of war, expropriation, and the absence of the rule of law. Mining industry stocks have been known to be highly volatile and subject to significant fluctuations. In addition, the Company is looking to diversify and focus its investment activities in the technology sector and green and renewable energy sectors. There is no assurance the Company will be successful in its diversification efforts. These industries are also subject to significant fluctuations and uncertainties. In the event the Company’s investment become concentrated in any such sectors, it will be subject to the risks inherent to such sectors.

Available Opportunities and Competition for Investments

The success of the Company’s operations will depend upon, among other things: (a) the availability of appropriate investment opportunities; (b) the Company’s ability to identify, select, acquire, grow and exit those investments; and (c) the Company’s ability to generate funds for future investments. The Company can expect to encounter competition from other entities having similar investment objectives, including institutional investors and strategic investors. These groups may compete for the same investments as the Company, will have a longer operating history and may be better capitalized, have more personnel and have different return targets. As a result, the Company may not be able to compete successfully for investments. In addition, competition for investments may lead to the price of such investments increasing, which may further limit the Company’s ability to generate desired returns. There can be no assurance that there will be a sufficient number of suitable investment opportunities available to invest in or that such investments can be made within a reasonable period of time. There can also be no assurance that the Company will be able to identify suitable investment opportunities, acquire them at a reasonable cost or achieve an appropriate rate of return. Identifying attractive opportunities is difficult, highly competitive and involves a high degree of uncertainty. Potential returns from investments will be diminished to the extent that the Company is unable to find and make a sufficient number of investments. These competitors may limit the Company’s opportunities to acquire interests in investments that are attractive to the Company. The Company may be required to invest otherwise than in accordance with its investment policy and strategy in order to meet its investment objectives. If the Company is required to invest other than in accordance with its investment policy and strategy, its ability to achieve its desired rates of return on its investments may be adversely affected.

Share Prices of Investments

Investments in securities of public companies are subject to volatility in the share prices of such companies. There can be no assurance that an active trading market for any of the subject shares comprising the Company’s investment portfolio is sustainable. The trading prices of such subject shares could be subject to wide fluctuations in response to various factors beyond the Company’s control, including, but not limited to, quarterly variations in the subject companies’ results of operations, changes in earnings, results of exploration and development activities, estimates by analysts, conditions in the resource industry and general market or economic conditions. In recent years, equity markets have experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on market prices, often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the market price of the Company’s investments

Dependence on Management, Directors and Investment Committee

The Company is dependent upon the efforts, skill and business contacts of key members of management and the Board for, among other things, the information and deal flow they generate during the normal course of their activities and the synergies that exist amongst their various fields of expertise and knowledge. Accordingly, the Company’s success may depend upon the continued service of these individuals to the Company. The loss of the services of any of these individuals could have a material adverse effect on the Company’s revenues, net income and cash flows and could harm its ability to maintain or grow assets and raise funds.

From time to time, the Company will also need to identify and retain additional skilled management to efficiently operate its business. Recruiting and retaining qualified personnel is critical to the Company’s success and there can be no assurance of its ability to attract and retain such personnel. If the Company is not successful in attracting and training qualified personnel, the Company’s ability to execute its business model and growth strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition.

Additional Financing Requirements

The Company may have ongoing requirements for funds to support its growth and may seek to obtain additional funds for these purposes through public or private equity, or debt financing. There are no assurances that additional funding will be available at all, on acceptable terms or at an acceptable level. Any limitations on the Company’s ability to access the capital markets for additional funds could have a material adverse effect on its ability grow its investment portfolio.

No Guaranteed Return

There is no guarantee that an investment in the securities of the Company will earn any positive return in the short-term or long-term. The task of identifying investment opportunities, monitoring such investments and realizing a significant return is difficult. Many organizations operated by persons of competence and integrity have been unable to make, manage and realize a return on such investments successfully. The past performance of management of the Company provides no assurance of its future success.

Potential Conflicts of Interest

Certain of the directors and officers of the Company are or may, from time to time, be involved in other financial investments and professional activities that may on occasion cause a conflict of interest with their duties to the Company. These include serving as directors, officers, advisors or agents of other public and private companies, including companies involved in similar businesses to the Company or companies in which the Company may invest, managing of investment funds, purchases and sales of securities and investment and management counselling for other clients. Such conflicts of the Company’s directors and officers may result in a material and adverse effect on the Company’s results of operations and financial condition.

Due Diligence

The due diligence process undertaken by the Company in connection with investments may not reveal all facts that may be relevant in connection with an investment. Before making investments, the Company will conduct due diligence that it deems reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, the Company may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence and making an assessment regarding an investment, the Company will rely on resources available, including information provided by the target of the investment and, in some circumstances, third- party investigations. The due diligence investigation that is carried out with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.

Conflicts of Interest

Certain of the Company’s directors and officers serve or may agree to serve as directors or officers of other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of DeFi may have a conflict of interest in negotiating and concluding terms respecting such participation.

The Company has no restrictions with respect to investing in companies or other entities in which a member of the Company’s management or Board may already have an interest or involvement. However, prior to the Company making an investment, all members of senior management and the Board shall be obligated to disclose any such other interest or involvement. In the event that a conflict is determined to exist, the Company may only proceed after receiving approval from disinterested members of the Board.

The Company is also subject to the “non arm’s length” transaction policies of the TSX Venture Exchange, which mandates disinterested shareholder approval for certain transactions.

The management and directors of the Company may be involved in other activities which may on occasion cause a conflict of interest with his or her duties to the Company. These include serving as directors, officers, promoters, advisors or agents of other public and private companies, including of companies in which the Company may invest, or being shareholders or having an involvement or financial interest in one or more shareholders of existing or prospective investee companies of the Company. The management and directors of the Company may also engage from time to time in transactions with the Company where any one or more of such persons is acting in his or her capacity as financial or other advisor, broker, intermediary, principal or counterparty.

The management and directors of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunities and requiring disclosure of conflicts of interest, and the Company will rely upon such laws in respect of any conflict of interest. Further, to the extent that management or directors of the Company engage in any transactions with the Company, such transactions will be carried out on customary and arm’s length commercial terms.

Non-controlling Interests

The Company’s investments include equity securities of companies that it does not control. Such instruments and securities may be acquired through trading activities or through purchases of securities from the issuer. These investments are subject to the risk that the company in which the investment is made may make business, financial or management decisions with which DeFi does not agree or that the majority stakeholders or the management of the investee Company may take risks or otherwise act in a manner that does not serve the Company’s interests. If any of the foregoing was to occur, the values of the Company’s investments could decrease and its financial condition, results of operations and cash flow could suffer as a result.

Litigation

DeFi has entered into legally binding agreements with various third parties on a consulting basis. The interpretation of the rights and obligations that arise from such agreements is open to interpretation and DeFi may disagree with the position taken by the various other parties resulting in a dispute that could potentially initiate litigation and cause DeFi to incur legal costs in the future. Given the speculative and unpredictable nature of litigation, the outcome of any such disputes could have a material adverse effect on DeFi.

MULTILATERAL INSTRUMENT 52-109 DISCLOSURE

Evaluation of disclosure controls and procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation, and that such information is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosures.

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded, based on our evaluation that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal controls over financial reporting

The CEO and CFO, together with other members of Management, have designed internal controls over financial reporting based on the Internal Control–Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO - 1992). These controls are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual audited financial statements in accordance with IFRS.

We have not identified any changes to our internal control over financial reporting which would materially affect, or is reasonably likely to materially affect, our internal control over financial reporting.

The CEO and CFO, together with other members of Management, have evaluated the effectiveness of internal controls over financial reporting as defined by National Instrument 52-109, and have concluded, based on our evaluation that they are operating effectively as at September 30, 2021.

SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies can be found in Note 2 of its annual audited financial statements for the years ended December 31, 2020 and 2019

Future accounting change

IFRS 10 – Consolidated Financial Statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined; however, early adoption is permitted.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

IFRS 3 – Business Combinations (“IFRS 3”) was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 – rather than the definition in the Conceptual Framework – to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments are effective for annual periods beginning on January 1, 2022.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s Consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the Consolidated financial statements are as follows:

Accounting for Digital Assets
The IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss.

Digital currencies consist of cryptocurrency denominated assets and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair value is determined by taking the last closing price in the range (UTC time) from www.coinmarketcap.com.

Fair value of financial derivatives
Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants and options are valued at intrinsic value.

Fair value of investment in securities not quoted in an active market or private company investments Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values.

Share-based payments
The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share- based compensation expense. The Black-Scholes model involves six key inputs to determine fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

Business combination
Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity.